

September 29, 2011

Via U.S. Mail
Mr. Ali Moussavi
Chief Executive Officer and Acting Chief Financial Officer
Global Health Voyager, Inc.
7800 Oceanus Drive
Los Angeles, California 90046

      Re: Global Health Voyager, Inc.
               Form 10-K for the year ended December 31, 2010
               Filed April 18, 2011
               File No. 000-31012

Dear Mr. Moussavi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Item 9A. Controls and Procedures
Management's Report on Internal Control Over Financial Reporting, page 22

1. We note that your management's report on internal control over financial reporting identifies several internal control deficiencies identified during management's assessment as of December 31, 2010. However, we note that your report does not disclose management's conclusion on the effectiveness of internal controls over financial reporting. Please tell us and revise future filings to disclose management's conclusion. See guidance in Item 308 of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-1

2. We note that the first and third paragraphs of the report of the independent registered accounting firm make reference to the work performed by other auditors with respect to the statements of operations, stockholder's equity and cash flows included in the cumulative from inception to December 31, 2006 periods. Your disclosure also indicates that the report of this other auditor is presented separately in the Form 10-K filing. However, based on our review we have not located it within your Annual Report on Form 10-K. Please revise the Company's Annual Report on Form 10-K to include the report of the other auditors referenced in the independent auditor's report. Alternatively, revise the report of the independent registered public accounting firm to encompass all information included in the Company's financial statements and eliminate the reference to the work of the other auditors. Please note that when reference to the work of other auditors is included in the report of the independent registered public accounting firm, the separate report of the firm performing the referenced work must be included in the filing in accordance with Rule 2-05 of Regulation S-X.

Quarterly Report on Form 10-Q for the quarter ended March 31, 2011
Item 4 . Controls and Procedures, page 15

3. We note from Item 4 of your quarterly report on Form 10-Q for the quarter ended March 31, 2011 that as of the end of the period covered by the report, your certifying officer concluded that your disclosure controls and procedures were effective to ensure that the information required to be disclosed in reports filed under the Exchange Act is (a) recorded, processed and summarized and reported within the time periods specified in the SEC's rules and forms and (b)accumulated and communicated to management, including your chief executive officer, as appropriate to allow timely decisions regarding disclosure. Given that your disclosure in Item 9A of your Annual Report on Form 10-K for the year ended December 31, 2010 and the disclosure in Item 4 of your quarterly report on Form 10-Q for the quarter ended June 30, 2011 indicated that your disclosure controls and procedures were not effective at December 31, 2010 or June 30, 2011, please explain why you believe your disclosure controls and procedures were effective at March 31, 2011. Alternatively, revise your quarterly report on Form 10-Q for the quarter ended March 31, 2011 to indicate your disclosure controls and procedures were not effective at this date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief